

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2023

Andrew Paradise
Chief Executive Officer and Chairman
Skillz Inc.
PO Box 445
San Francisco, CA 94104

> **Re: Skillz Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **Form 10-Q for the Quarterly Period Ended September 30, 2022**
> **Filed November 7, 2022**
> **File No. 001-39243**

Dear Andrew Paradise:

We have reviewed your March 15, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2023 letter.

Form 10-K for the Year Ended December 31, 2021

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page 65

1. We note your response to prior comment 2. As it relates to the illustrative example in which both players use Bonus Cash to enter a competition, please clarify your statement that the revenue shared by Skillz and the game developer is earned from the Entry Fees from the losing player less the Prizes awarded to the winning player. Reconcile this with your statement and disclosures that the developer's revenue share is based on net <u>cash deposits</u> received from end users and end-user incentives are not paid for by game developers. Explain to us how this illustrative example would impact the

developer revenue share formula, such as the formula you provided in your October 13, 2020 response to comment 28.

Form 10-Q for the Quarterly Period Ended September 30, 2022
Our Financial Model, page 31

2. In your response to prior comment 4 you state that you can track the amount of Bonus Cash in "prior winnings" and that the remainder of the prior winnings represents Cash, which includes cash from cash deposits and Bonus Cash won from another user that has become "real cash." Please explain how you determine the amount of cash included in "prior winnings" or clarify whether you back into both the amount of cash deposits and Bonus Cash won from another user that has become real cash in determining the amount of "cash" included in prior winnings. In addition, describe how you track cash, including new deposits, cash paid entries returned to a winning player, and the cash prize in excess of the paid entry fee, for determining the amount of the player liability account.

3. In your February 10, 2023 response to comment 3 you define the "cash deposits" component of GMV as "currency deposits into the end-user's Skillz account during the respective period." Please describe in detail how cash from cash deposits included in prior winnings differs from the cash deposits component of GMV. To the extent that the the cash deposits component of GMV in the table provided in your response does not represent the total amount of new cash deposits made during the period, regardless of whether a player wins or loses a competition, please revise your disclosure to clarify as such.

You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3499 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding these comments.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Steven J. Gavin, Esq.